BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

October 21, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 2 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form 10-12(g) (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s September 11, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Financial Statements

Consolidated Statements of Cash Flows, pages F-3 and F-17

1. According to Rule 8-08, the registration statements shall be updated to include financial statements for an interim period ending within 135 days of the registration statement becomes effective. In this regard, we will update our financial statements for second and third quarter accordingly.

Northern California Office

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October 21, 2014

Re: Teletronics International, Inc. (“Registrant”)

Summary of Significant Accounting Policies

Principles of Consolidation, page F-18

2. In response to your comment we have restated the financial statements as of December 31, 2013 and 2012 to disclose additional inter-company transaction in paragraph of Note 6 Long-term Investment.

Segment Information, page F-18

3. In response to your comment, please be advised as follows:

(1) Teletronics International, headquartered in Maryland, USA, launched its effort for developing its focused China business since 2012. A wholly owned subsidiary company, Teletronics (Beijing) Science & Technology Co., Ltd. was set up in the fall of 2012, through which a strategic alliance with Xun Yun Tian Technologies (“XYT”) was established. Since then, Teletronics International headquarters’ China effort has been mostly direct, supervise, support and synchronizing joint work with Teletronics Beijing subsidiary to push forward.

(2) The entire Teletronics group (US and Beijing) is a compact small company with less than 30 people, all multi-tasking and all switching hats from time to time. To control its overheard in 2013 while we had little business except XYT general funding, the Registrant at US headquarter used only a general category-based account codes to track employee’s and individual task’s time and expenses from the point of view of technology, and had not made the tedious distinction of allocation concerning of whether the work was attributable to US or China. After all, broadband wireless is broadband wireless; it is equally applicable to China customers, as well as US customers.

(3) For accounting purpose of tracking expenses to offset income separately generated in China and in USA, our practice is not obviously sufficient. For the year of 2013, we can only do the best-estimate based on our knowledge on the aspect of client relevance and/or application target of the work to distinguish by a proper percentage to derive the expenses from codes attributable to USA itself or to China. As such:

A. Effort reflected in Corporate and administration are 90% related to Beijing subsidiary for responding to XYT and associated administrative requirements, as Teletronics USA has itself not in 2013 incurred any major ticket items of its own (no major legal corporate-to-corporate contracts signed, no teaming engagements and no new hiring’s, etc). The amount of cost for this category is $77,650.

B. Effort reflected in RF and project integration are 70% related to Beijing subsidiary for interfacing with its Engineers, (Xiaolei, and Jiang Jun), mainly as Teletronics Beijing has been responsible for the transceiver development of RF and Open WRT, and their engineers needed close technique directives and supervisions from USA. The rest 30% of effort can be attributed to USA itself for matching work oriented for its own applications. The amount of cost for this category is $26,687.

October 21, 2014

Re: Teletronics International, Inc. (“Registrant”)

C. Effort reflected in off-the shelf sales, oversea sales and solution sales are 85% related to Beijing subsidiary in carrying out the bulk of Teletronics International’s China initiatives beyond XYT. Teletronics USA itself has not undertake much of exhibits, shows or other media advertisement campaigns in 2013; furthermore, and all sales has been routine and/or mainly internet based. The 15% allocation for US is appropriate. The amount of cost for this category is $41,401.

D. Effort reflected in RF manufacturing and assemble is 45% for Beijing subsidiary in support of the preparation of XYT’s intended plan of filing of the mining equipment for governmental approval. Main task involved the design of power supply circuitry with total fire-proof and explosion-proof functions in the unique underground environment. The rest 55% can be attributed for Teletronics USA’s own applications in general production circuit tuning processes and other customer oriented work. The amount of cost for this category is $22,831.

Therefore, the Registrant has restated the financial statements for December 31, 2013 to properly reclassify the corresponding salary expense as pertained to service revenue from general and administrative expenses to cost of revenue in amount of $168,569. In addition, we revised our discussion of comparative results of operations in MD&A accordingly and have added a paragraph regarding “Control and Procedures”.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

William B. Barnett
WBB: scc
cc/ Mr. Fang, CEO

TELETRONICS INTERNATIONAL, INC.

220 Perry Parkway

Gaithersburg, Maryland 20877

Telephone: (301) 309-8500

October 21, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 2 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Dickson Fang
Dickson Fang, CEO